Pricing Supplement dated November 11, 2008
(To the Prospectus dated January 5, 2007; Prospectus
Supplement dated February 28, 2007; and Product Prospectus
Supplement dated October 20, 2008)

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  [RBC LOGO]                                      $1,000,000
                                Reverse Convertible Notes due February 17, 2009
                                       Linked to an Exchange Traded Fund
                                   Senior Global Medium-Term Notes, Series C

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Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement dated October 20, 2008 and the prospectus supplement dated February 28, 2007.

General: This pricing supplement relates to one (1) Reverse Convertible Notes ("RevCon") offering.
                              The Notes offered hereby are collectively referred to as the "Notes".

Issuer:                       Royal Bank of Canada ("Royal Bank")

Pricing Date:                 November 11, 2008

Issuance Date:                November 14, 2008

Valuation Date:               February 11, 2009

Maturity Date:                February 17, 2009

Deposit Currency:             U.S. Dollars

Denominations:                Minimum denomination of $1,000, and integral
                              multiples of $1,000 thereafter.

Reference Asset:

Rev-Con    Principal    Reference Asset        Initial Price    Ticker     Annual      Barrier      Monitoring Method       CUSIP
-------    ---------    ---------------        -------------    ------     -------     -------      -----------------       -----
  No.      Amount                                                        Coupon Rate    Price
  ---      ------                                                        -----------    -----

 1083      $1,000,000   Standard and Poor's       $88.92         SPY        20.00%      $62.24     Close of Trading Day    78008GWC2
                        Depositary Receipts(R)
                        SPDR Trust Series 1

Coupon Payment:               Each coupon will be paid in equal monthly
                              payments. (Annual Coupon Rate/12)

Coupon Payment Dates:         The coupon will be paid on the 17th day of each
                              month during the term on the note. If that day is not a business day, then the coupon will be paid on the following business day. The final coupon will be paid on the Maturity Date.

Term:                         Three (3) Months

Settlement:                   These notes are for Cash Settlement only.

Initial Share Price:          The price of the Reference Asset on the Pricing
                              Date.

Final Share Price:            The price of the Reference Asset on the Valuation
                              Date.

Payment at Maturity (if       For each $1,000 principal amount of the Notes, the
held to maturity):            investor will receive $1,000 plus any accrued and
                              unpaid interest at maturity unless:

                              (i) the Final Price is less than the Initial Price; and

                              (ii) (a) for notes subject to Intra-Day
                                   Monitoring, at any time during the Monitoring Period, the trading price of the Reference Asset is less than the Barrier Price, or

                                   (b) for notes subject to Close of Trading Day Monitoring, on any day during the Monitoring Period, the closing price of the Reference Asset is less than the Barrier Price.

                              If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, the Cash Delivery Amount, as described in the product prospectus supplement.

                              Investors in these Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Asset.

Monitoring Period:            From and excluding the Pricing Date to and
                              including the Valuation Date

Monitoring Method:            As set forth above

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date. The amount that an investor may receive upon sale of their Notes prior to maturity may be less than the principal amount of such Notes.

Calculation Agent:            The Bank of New York

Listing:                      None

Settlement:                   DTC; global notes

Terms Incorporated In the     All of the terms appearing above the item
Master Note:                  captioned "Secondary Market" on the cover page of
                              this pricing supplement and the terms appearing under the caption "Specific Terms of the Reverse
                              Convertible Notes" in the product supplement with respect to reverse convertible notes dated October
                              20, 2008.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated October 20, 2008 and "Selected Risk Considerations" beginning on page P-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.



The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                           Proceeds to Royal Bank of
                                    Price to Public              Agent's Commission                 Canada
                                    ---------------              ------------------                 ------
RevCon#1083                               100%                         0.00%                         100%
                                       $1,000,000                      $0.00                      $1,000,000

                         RBC Capital Markets Corporation
                                November 11, 2008

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.



                     ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated October 20, 2008, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated October 20, 2008, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated October 20, 2008:
     http://sec.gov/Archives/edgar/data/1000275/000121465908002314/
     f101784424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.



Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual Reference Asset performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset on the Valuation Date relative to its price on the Pricing Date. We cannot predict the Reference Asset performance.

The table below illustrates the payment at maturity assuming an initial investment of $1,000 if the Final Price (as a percentage of the Initial Price) were any of the hypothetical prices shown in the left column. We have assumed a Barrier Price of 80%. For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Price and no market disruption events. The second column shows the hypothetical payment at maturity (as a percentage of the Principal Amount) in the case where the market price of the Reference Asset does not close below the Barrier Price on any day during the Monitoring Period. The third column shows the hypothetical payment at maturity (as a percentage of the Principal Amount) in the case where the market price does close below the Barrier Price on any day during the Monitoring Period. The fourth column shows the hypothetical Physical Delivery Amount assuming an Initial Price of $100 (as a number of shares of the Reference Asset). The fifth column shows the hypothetical Cash Delivery Amount (as a percentage of the Initial Price), should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

Only the Cash Delivery Amount will be paid at maturity.

The prices in the left column represent hypothetical Final Prices and are expressed as percentages of the Initial Price. The amounts in the second and third columns represent the hypothetical payments at maturity, based on the corresponding hypothetical Final Prices.



                                   If the closing market    If the closing market
                                       price of the             price of the
                                   Reference Asset does     Reference Asset falls
                                    not fall below the        below the Barrier
                                   Barrier Price on any       Price on any day       Hypothetical      Hypothetical
                                      day during the             during the            Physical            Cash
                                    Monitoring Period:       Monitoring Period:        Delivery          Delivery
                                                                                      Amount as a       Amount as a
                                       Hypothetical             Hypothetical           Number of       Percentage of
      Hypothetical Final           Payment at Maturity      Payment at Maturity      Shares of the         the
    Price as Percentage of           as Percentage of         as Percentage of         Reference         Principal
         Initial Price               Principal Amount         Principal Amount           Asset            Amount
         -------------               ----------------         ----------------           -----            ------

            200.00%                       100.00%                  100.00%                n/a              n/a

            175.00%                       100.00%                  100.00%                n/a              n/a

            150.00%                       100.00%                  100.00%                n/a              n/a

            125.00%                       100.00%                  100.00%                n/a              n/a

            100.00%                       100.00%                  100.00%                n/a              n/a

             95.00%                       100.00%             Physical or Cash            10              95.00%
                                                              Delivery Amount

             90.00%                       100.00%             Physical or Cash            10              90.00%
                                                              Delivery Amount

             85.00%                       100.00%             Physical or Cash            10              85.00%
                                                              Delivery Amount

             80.00%                       100.00%             Physical or Cash            10              80.00%
                                                              Delivery Amount

             79.50%                         n/a               Physical or Cash            10              79.50%
                                                              Delivery Amount

             50.00%                         n/a               Physical or Cash            10              50.00%
                                                              Delivery Amount

             25.00%                         n/a               Physical or Cash            10              25.00%
                                                              Delivery Amount

              0.00%                         n/a               Physical or Cash            10               0.00%
                                                              Delivery Amount

The payments at maturity shown above are entirely hypothetical; they are based on market prices for the Reference Asset that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical payments at maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered Notes or on an investment in the Reference Asset. Please read "Additional Risk Factors Specific to Your Notes" and "Hypothetical Returns on Your Notes" in the accompanying product prospectus supplement dated October 20, 2008.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and a put option sold, by the investor (with an implicit option premium paid over time to the investor). The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under "Supplemental Discussion of Canadian Tax Consequences" and "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying product prospectus supplement dated October 20, 2008.



Selected Purchase Considerations

o Market Disruption Events and Adjustments -- The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement dated October 20, 2008. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Reverse Convertible Notes--Consequences of Market Disruption Events" in the product prospectus supplement dated October 20, 2008.

o Principal At Risk -- Investors in these Notes could lose some or a substantial value of their investment at maturity if there has been a decline in the trading price of the Reference Asset.

o    Certain U.S. Federal Income Tax Considerations:

     o RevCon (SPY): 2.18% of each stated interest payment (20.00% in total) will be treated as an interest payment and 17.82% of each stated interest payment (20.00% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

     For further discussion of the tax consequences applicable to an investor, please see the accompanying prospectus dated January 5, 2007, prospectus supplement dated February 28, 2007 and product prospectus supplement dated October 20, 2008.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated October 20, 2008. In addition to the risks described in the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated October 20, 2008, you should consider the following:

o You May Lose Some or All of Your Principal Amount -- You may receive a lower payment at maturity than you would have received if you had invested in the Reference Asset directly. If the Reference Asset performance is not positive, you may receive a payment at maturity of less than the principal amount of your Notes.

o The Inclusion in the Purchase Price of the Notes of A Selling Concession and of Royal Bank's Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity -- The price at which you purchase of the notes includes a selling concession (including a broker's commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.



Information Regarding the Reference Asset


The payment you receive at maturity on the Notes linked to the Reference Asset will be based on the value of depositary receipts of the SPDR Trust (the "SPDRs"), each of which represents a fractional undivided ownership interest in the SPDR Trust, Series I, a unit investment trust (the "SPDR Trust").

The SPDR Trust is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

We have derived all information contained in this pricing supplement regarding the SPDR Trust from publicly available information. Such information reflects the policies of, and is subject to change by, PDR Services LLC, the sponsor of the SPDR Trust.

The SPDR Trust is an exchange traded fund designed to generally correspond to the price and yield performance of the S&P 500(R) Index. Information provided to or filed with the Securities and Exchange Commission ("SEC") by the SPDR Trust can be located by reference to SEC file number 033-46080 or CIK code 0000884394 through the SEC's website at http://www.sec.gov.

You should review the prospectus related to the SPDRs, dated January 25, 2008, filed by the SPDR Trust ("the SPDR Prospectus") attached to this pricing supplement as Annex A. In addition, the SPDR Prospectus is available on the SEC website at: http://www.sec.gov/Archives/edgar/data/884394/000095013608000351/ file1.htm. In making your decision to invest in the Notes you should pay particular attention to the sections of the SPDR Prospectus entitled "Risk Factors" and "Restrictions on Purchases of SPDRs by Investment Companies."

As of November 12, 2008, ordinary operating expenses of the SPDR Trust accrue at an annual rate of 0.0945% of the SPDR Trust's daily net asset value. The expenses of the SPDR Trust may increase in the future. Expenses of the SPDR Trust reduce the net value of the assets held by the SPDR Trust and, therefore, reduce the value of each SPDR.

The S&P 500(R) Index was developed by S&P and is calculated, maintained and published by S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the S&P 500(R) Index at any time. The S&P 500(R) Index is composed of five hundred (500) selected stocks, of which are listed on the Exchange, the NYSE or NASDAQ, and spans over 24 separate industry groups. As of September 30, 2008, the five largest industry groups comprising the S&P 500(R) Index were: Information Technology (15.96%), Financials (15.85%), Energy (13.36%), Health Care (13.09%) and Consumer Staples (12.20%). Since 1968, the S&P 500(R) Index has been a component of the U.S. Commerce Department's list of Leading Indicators that track key sectors of the U.S. economy. Current information regarding the market value of the S&P 500(R) Index is available from market information services. The S&P 500v Index is determined, comprised and calculated without regard to the SPDR Trust. This information is subject to change by S&P.

                             Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Asset. The information provided in this table is for the four quarters of 2005, 2006 and 2007, the first, second and third quarters of 2008 as well as for the period from October 1, 2008 through November 10, 2008. (If no price is provided in the table for a particular period that indicates that the Reference Asset was not traded at such time.)

We obtained the information regarding the historical performance of the Reference Asset in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market price of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                            SPDR TRUST SERIES 1 (SPY)
                                (Nov-98 - Nov-07)
                                 [CHART OMITTED]



  Period-Start         Period-End           High Intra-Day           Low Intra-Day Price          Period-End Closing
      Date                Date               Price of the              of the Reference         Price of the Reference
                                          Reference Asset in             Asset in ($)                Asset in ($)
                                                 ($)
      ----                ----                   ---                     -----------                 -----------
   01/01/2005          03/31/2005               123.25                     116.25                      117.96
   04/01/2005          06/30/2005               121.94                     113.55                      119.18
   07/01/2005          09/30/2005               124.74                     118.26                      123.04
   10/01/2005          12/30/2005               128.09                     116.88                      124.51

   01/01/2006          03/31/2006               131.47                     124.39                      129.83
   04/01/2006          06/30/2006               132.8                      122.34                      127.23
   07/01/2006          09/29/2006               133.99                     122.39                      133.58
   09/30/2006          12/29/2006               143.24                     132.34                      141.62

   01/01/2007          03/30/2007               146.42                     136.75                      142
   03/31/2007          06/29/2007               154.4                      140.89                      150.43
   06/30/2007          09/28/2007               156                        137                         152.58
   09/29/2007          12/31/2007               157.52                     140.66                      146.21

   01/01/2008          03/31/2008               146.99                     126                         131.97
   04/01/2008          06/30/2008               144.3                      127.035                     127.98
   07/01/2008          09/30/2008               131.51                     110.97                      115.99
   10/01/2008          11/10/2008               116.69                      83.58                       92.63


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about November 14, 2008, which is the third (3rd ) business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.



Supplemental Discussion of Canadian Tax Consequences

The following section supplements the tax discussion under the accompanying prospectus dated January 5, 2007, prospectus supplement dated February 28, 2007 and product prospectus supplement dated October 20, 2008 and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus).

Based on the current administrative practices and policies of the Canada Revenue Agency, interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.



Anti-dilution Adjustments

Anti-dilution adjustments shall be determined according to "General Terms of the Reverse Convertible Notes--Anti-dilution Adjustments" beginning on page PS-10 of the product prospectus supplement dated October 20, 2008, except that, in connection with reverse stock splits, the Initial Reference Asset Price will not be adjusted, unless the reverse stock split occurs after the Pricing Date and on or before the Valuation Date.

               No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                   $1,000,000




                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                 Reverse Convertible Notes due February 17, 2009

                        Linked to an Exchange Traded Fund



                                November 11, 2008